                                January 14, 2004



United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Julia E. Griffith
                  Special Counsel
                  Office of Mergers and Acquisitions

RE:      UNIFAB INTERNATIONAL, INC.
         SCHEDULE 13E-3
         AMENDMENT NO. 1
         FILE NO. 5-53539

Dear Ms. Griffith:

         We are responding to comments received in a letter dated December 17, 2004 from you to the undersigned with respect to the filing listed above. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in your letter. Our response follows each question. Page numbers mentioned in our response refer to the Schedule 13E-3A filed with the Commission on the date hereof, a copy of which is enclosed with this letter for your convenience.

         In view of the fact that the transactions and events involved in the history behind Midland's Schedule 13E-3 filing are complex and sometimes confusing, Midland supplementally provides the following timeline with respect to the business relationship between UNIFAB, on the one hand, and Mr. Hines/Midland, on the other hand:


         o July 1998 ... Mr. Hines becomes a director of UNIFAB as a result of the acquisition of Allen Tank, Inc. by UNIFAB; Mr. Hines acquires ownership of 700,000 shares of UNIFAB common stock;


         o        March 2001 ... Mr. Hines resigns as a board member of UNIFAB;

         o Fall 2001-early January 2002 ... Mr. Hines engages in discussions with UNIFAB management over a possible acquisition of UNIFAB through a bankruptcy transaction;

         o January 2002 ... Discussions between UNIFAB and Mr. Hines terminate;

         o January 2002-March 2002 ... Mr. Hines sells 98% of his shares of UNIFAB common stock pursuant to a registration statement on Form S-3 filed on his behalf by UNIFAB;



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

         o March 2002-April 2002 ... Midland is formed and negotiates a possible acquisition of UNIFAB's secured debt and acquisition of a controlling interest in UNIFAB;

         o        April 26, 2002 ... Midland-UNIFAB Agreement is executed;

         o April 29, 2002 ... Midland acquires UNIFAB secured debt from UNIFAB's bank lenders;

         o April 29, 2002-August 2002 ... Midland acquires most of UNIFAB's unsecured debt;

         o        August 13, 2002 ... Midland-UNIFAB Agreement is consummated;
                  UNIFAB issues to Midland 738 shares of preferred stock in exchange for the cancellation of $10 million in UNIFAB's secured debt; UNIFAB issues to Midland a convertible debenture in exchange for the cancellation of the remainder of UNIFAB's secured debt; and UNIFAB issues to Midland two promissory notes in exchange for the cancellation of various unsecured debt and obligations of UNIFAB;

         o August 1, 2003 ... UNIFAB shareholders amend UNIFAB's articles of incorporation to authorize additional shares of common stock; Midland's 738 shares of preferred stock are automatically converted into 73,800,000 shares of UNIFAB common stock;

         o August 4, 2003 ... UNIFAB effects a 1-for-10 reverse stock split so that UNIFAB common stock can remain traded on the NASDAQ SmallCap Market;


         o August 2004 ... Midland gives notice to UNIFAB that Midland will convert a portion of its convertible debenture into common stock of UNIFAB.



         o September 2004 ... Midland converts a portion of its convertible debenture into common stock. Midland converted only that portion of the debenture that allowed Midland's common stock ownership to exceed 90%, thereby making the short-form merger procedure available.



         o        October 6, 2004 ... Midland filed Schedule 13E-3.


GENERAL

1. WE NOTE YOUR RESPONSE TO OUR FIRST COMMENT IN OUR NOVEMBER 3 LETTER, BUT WE HAVE NOT RECEIVED AN EXECUTED COPY OF EXHIBIT A, AS DISCUSSED WITH PRICE WILSON OF YOUR OFFICE ON DECEMBER 13. PLEASE FILE THE EXECUTED EXHIBIT PROMPTLY.

Response:

         Under a cover letter from the undersigned dated January 6, 2005, Midland sent to your attention executed copies of the statement requested by the Staff.

2. SUPPLEMENTALLY FURNISH US WITH A DISCUSSION OF MR. HINES'S CONTINUING INVOLVEMENT WITH UNIFAB. DISCUSS ALL OF THE POSITIONS HE HAS HELD WITH THE COMPANY, WHAT DATES HE HELD THEM, WHEN HE LEFT THOSE POSITIONS AND WHAT HIS RELATIONSHIP TO THE COMPANY WAS FOLLOWING HIS DEPARTURE. INCLUDE IN YOUR DISCUSSION A DESCRIPTION OF ALL OF MR. HINES'S BUSINESS DEALINGS WITH THE COMPANY, INCLUDING OWNERSHIP OF COMPANY STOCK,

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         CONTRACTS, AND ANY OTHER RELATIONSHIP OR UNDERSTANDING BETWEEN MR.
         HINES, ANY COMPANIES HE CONTROLLED OR SERVED AS AN EXECUTIVE OR DIRECTOR, ANY COMPANIES IN WHICH HE OWNED A MATERIAL PORTION OF THE STOCK, AND THE COMPANY.

Response:

         Midland supplementally advises the Staff that Mr. Hines first became a director of UNIFAB on July 24, 1998 at the time that UNIFAB acquired Allen Tank, Inc. Mr. Hines, who was a controlling shareholder of Allen Tank, Inc., acquired beneficial ownership of 700,000 shares of UNIFAB's common stock in the acquisition transaction. Pursuant to the acquisition agreement, Mr. Hines became a director of UNIFAB after the closing.

         From July 1998 to February 2001, Mr. Hines continued to serve on the board of directors of UNIFAB. During these approximately 2 1/2 years, Mr. Hines became very disappointed with the acquisition strategy that UNIFAB embarked on. In particular, he thought that the acquisitions of Oil Barges, Inc., Superior Derricks Services of Texas, L.L.C. and Compression Engineering Services, Inc. were bad business decisions because, among other reasons, they were overpriced and were not supported by any written business plans. Mr. Hines also disapproved of UNIFAB's capital spending related to its acquisition of its Lake Charles yard. He believed that the company's cash reserves were squandered on these acquisitions and related capital spending, and that the company incurred related debt it could not afford to repay.


         Mr. Hines also clashed with UNIFAB's chief executive officer, Dailey Berard, on questions of management style and in dealings with employees. Mr. Hines believed that Mr. Berard caused the company to lose its core management infrastructure, including its fabrication yard supervisors. In Mr. Hines' view, that core management team, rather than Mr. Berard himself, was responsible for UNIFAB's prior reputation in its industry for high quality and fair pricing. Most of the core management team of UNIFAB joined a competitor located in the Port of Iberia, and have contributed substantially to the competitor's current success. In addition, Mr. Hines was very concerned that UNIFAB's chief executive officer, instead of devoting his attention to the business of the company, spent his time at the office corresponding with public officials and others about matters unrelated to the business and operations of UNIFAB. Midland has supplementally enclosed for the staff's review an example of the types of letters that Mr. Berard would write on a daily basis over a period of ten years, in each case during working hours and with the resources of UNIFAB. The enclosed letter is addressed to Senator Mary Landrieu and outlines Mr. Berard's views on the colonization of outer space and the ocean depths. Mr. Hines believed that UNIFAB's future prospects were dim if UNIFAB continued to follow its ill advised acquisition policy and continued to lack competent operational management.


         After 2 1/2 years of increasing frustration, Mr. Hines resigned from the Board of Directors of UNIFAB in March 2001. At the end of the month that Mr. Hines resigned from UNIFAB's board of directors, UNIFAB, which had just converted from a March 31 fiscal year to a December 31 fiscal year, filed an annual report on Form 10-K for the short period ended December 31, 2000. The report indicated that the company was solvent and had positive working capital. The company's independent auditors provided a standard audit report. After his resignation, Mr. Hines had no contact with UNIFAB except to receive communications sent by UNIFAB to its shareholders generally.

         UNIFAB's mismanagement and ill advised acquisition strategy began to impact substantially the company's results of operations in 2001. Each fiscal quarter of 2001, the company lost money. In the third quarter of 2001, UNIFAB began to write off the costs expended in its acquisitions. Losses for the first three quarters of 2001 totaled $25.2 million. Mr. Berard was finally replaced effective October 1, 2001, but remained on the board. As the company was out of compliance with its major credit facility, it began to sell off some of the assets it had acquired.


         Soon after the new UNIFAB chief executive officer, Jerome Chojnacki, assumed his responsibilities, he entered into discussions with Mr. Hines concerning a possible significant investment in or acquisition of UNIFAB. These discussions occurred in late fall 2001, but Mr. Hines was not willing at that time to invest in UNIFAB on terms acceptable to the company, so the discussions terminated in January 2002. From January through March 2002, Mr. Hines sold more than 98% of his shares of UNIFAB common stock pursuant to a registration statement on Form S-3 filed by UNIFAB prior to Mr. Hines' departure from the board of directors. In February 2002, Mr. Hines' counsel filed with the Commission a Form 13G-A to report that Mr. Hines' ownership of UNIFAB common stock had decreased below 5% of the outstanding shares. Unfortunately, the filing was delivered to the Commission's offices on a paper form via Federal Express overnight courier, rather than electronically.



         UNIFAB was unable to timely file with the Commission its 2001 annual report, due to the amount of management time consumed in negotiating with lenders that were threatening to foreclose on UNIFAB's assets. When the 2001 annual report was finally filed in mid April 2002, it showed a loss of $29.3 million for 2001 and the report of UNIFAB's auditors contained a "going-concern" qualification. The annual report contained the following disclosure:


                  THE COMPANY'S ABILITY TO REMAIN A GOING CONCERN IS IN
                  QUESTION.

                      The Company's credit facility requires the Company to make a $6 million principal payment by June 30, 2002. The Company currently does not have the liquid assets necessary to meet this requirement. Substantially all the Company's operating assets are pledged to secure this obligation. Accordingly, there can be no assurance that the Company will continue as a going concern through fiscal 2002.

                  THE COMPANY'S FINANCIAL POSITION AND RESULTS OF OPERATIONS SUBSTANTIALLY DETERIORATED DURING THE 2001 FISCAL YEAR.

                      As a result, many potential customers did not invite the
                  Company to bid on long-term construction contracts. In addition, the Company was not able to bid competitively on contracts that required substantial financial performance bonds because of our inability to post the collateral necessary to secure the bonds. If this situation continues, the Company may be unable to bid on enough construction contracts to sustain its overhead, and could be forced to cease its operations.

                  THE COMPANY'S WORKING CAPITAL DECREASED SUBSTANTIALLY DURING 2001.

                      The Company does not anticipate that the Bank Group will
                  extend any additional borrowings to the Company under the Credit Agreement. In addition, the Credit Agreement, as amended, provides that the Company will have only limited access to the proceeds of any sale of the Company's assets during the term of the Credit Agreement; remaining proceeds must be applied to reduce amounts that the Company owes under the Credit Agreement. If the Company's working capital position does not improve during 2002, the Company may be forced to cease its operations.


         Around the end of March 2002, Mr. Hines became aware that UNIFAB's major secured creditors were considering foreclose on their loan to UNIFAB and place the company in bankruptcy. Mr. Hines believed that, with proper management, a divestiture of the assets that should not have been acquired in the first place and an improved balance sheet, UNIFAB could be made competitive again. Accordingly, Mr. Hines indicated to UNIFAB's secured creditors that he may be interested in purchasing the UNIFAB credit, at a discounted amount. Mr. Hines caused Midland to be formed for the purpose of making such an acquisition, if and only if he were able to work out (1) an acceptable purchase arrangement with the secured creditors, (2) acceptable payment terms with UNIFAB's unsecured creditors and (3) acceptable arrangements with UNIFAB's board of directors whereby UNIFAB would consent to the assignment of its secured debt to Midland.



         During that same time period, the management of UNIFAB was searching for a way to avoid bankruptcy and retain value for the company's common shareholders, and were speaking with various possible acquirors of UNIFAB. Mr. Hines contacted Mr. Chojnacki and indicated that Mr. Hines was speaking with the secured creditors about a possible acquisition of their debt, but would need the approval of UNIFAB's board of directors to such an acquisition. Thereafter, several of UNIFAB's directors met with Mr. Hines and insisted that any such transaction contain some up-side for UNIFAB's common shareholders. After over a month of discussion, during which time Mr. Hines negotiated with UNIFAB's secured creditors to acquire UNIFAB's secured debt, on April 26, 2002, the parties entered into the UNIFAB-Midland Agreement, the material terms of which have been described in UNIFAB's public filings since August 2002. Between April 2002 and August 2002, Midland negotiated acceptable payment terms with most of UNIFAB's unsecured creditors, which was a condition to Midland's obligation to close the UNIFAB-Midland transaction.


         Prior to the sale of Allen Tank to UNIFAB, neither Mr. Hines nor any of his affiliates had any business relationship with UNIFAB, except that the group of banks that held UNIFAB's secured debt included a national banking subsidiary of a company on which Mr. Hines serves as a member of the board of directors. (It is important to note that all discussions concerning

UNIFAB's secured debt were held solely between Midland and the lead bank of the syndicate of banks providing UNIFAB's secured credit, which is a financial institution with which neither Mr. Hines nor Midland has or had any business relationship.) Similarly, after the sale of Allen Tank to UNIFAB and until the UNIFAB-Midland transaction arose and was consummated, neither Mr. Hines nor any of his affiliates had any business relationship with UNIFAB (except for the indirect relationship described above). Since the UNIFAB-Midland transaction was consummated, the only business relationships between UNIFAB, on the one hand, and Mr. Hines and his affiliates on the other hand, are described in the "Certain Business Relationships" section of the Schedule 13E-3 beginning on page __. From March 2001, when he resigned as a director of UNIFAB, until August 2002, when he acquired a controlling interest in UNIFAB, Mr. Hines was not involved in the management or operations of UNIFAB. By mid March 2002, Mr. Hines had sold 98% of the ownership interest in UNIFAB that he had acquired in the Allen Tank-UNIFAB transaction.

3. IN THIS REGARD, GIVE US YOUR WELL REASONED LEGAL ANALYSIS OF WHY MR. HINES WAS NOT AN "AFFILIATE" OF THE COMPANY FOR PURPOSES OF RULE 13e-3 WHEN THE MIDLAND AGREEMENT WAS EXECUTED ON APRIL OF 2002. WE NOTE THAT MR. HINES'S SCHEDULE 13G/A FILING ON MARCH 26, 2001, INDICATES THAT MR. HINES HELD 8.7% OF THE COMPANY'S STOCK, AND THAT MR. HINES DOES NOT APPEAR TO HAVE MADE ANY FURTHER FILINGS ON SCHEDULE 13G OR SCHEDULE 13D UNTIL THE JOINT FILING WITH MIDLAND ON JUNE 23, 2004. DID MR. HINES BUY OR SELL ANY SHARES OF UNIFAB STOCK DURING THIS PERIOD?

Response:

         As set forth in response to Comment no. 2 above, when discussions between Mr. Hines and UNIFAB management terminated in January 2002, Mr. Hines sold more than 98% of his shares of UNIFAB common stock. In February 2002, Mr. Hines' counsel filed with the Commission a Form 13G-A to report that Mr. Hines' ownership of UNIFAB common stock had decreased below 5% of the outstanding shares. Unfortunately, the filing was delivered to the Commission's offices on a paper form via Federal Express overnight courier, rather than electronically. On January 4, 2005, Mr. Hines filed a Form 13G-A electronically to indicate that by March 11, 2002, Mr. Hines owned less than 1% of UNIFAB's outstanding shares.

         Rule 13e-3 defines an "affiliate" as follows:

                  An "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer....

On April 26, 2002, when the UNIFAB-Midland agreement was entered into, and on August 13, 2002, when the UNIFAB-Midland transaction was consummated, neither Mr. Hines nor any affiliate of Mr. Hines controlled UNIFAB, directly or indirectly. The relationship between Mr. Hines and UNIFAB on April 26, 2002 can be described as follows:

         o Mr. Hines owned only 10,968 shares of common stock of UNIFAB, representing less than 1% of the total outstanding shares of common stock of UNIFAB. (Please see our response to Comment no. 6, below, explaining that Mr. Hines divested of 98% of his shares of UNIFAB common stock prior to April 26, 2002.)

         o Mr. Hines was not, and for more than one year prior thereto had not been, an officer or director of UNIFAB.

         o Mr. Hines not only did not have the legal ability to control UNIFAB, he did not have de facto control over the company. Mr. Hines had no influence over the operations of UNIFAB. Mr. Hines was not consulted by UNIFAB's board of directors or management, nor was he privy to information about UNIFAB.

         For the foregoing reasons, we believe that Mr. Hines was not an affiliate of UNIFAB at the time of the UNIFAB-Midland transaction. At that time, Mr. Hines did not, directly or indirectly, control (or even influence) the operations of UNIFAB.

4. SIMILARLY, PROVIDE A SUMMARY OF MR. HINES'S INVOLVEMENT WITH MIDLAND. EXPLAIN HIS ASSOCIATION WITH THE COMPANY OVER THE PAST FIVE YEARS, INCLUDING HIS STOCK OWNERSHIP, AND THE DATES OF HIS ASSOCIATION WITH MIDLAND AS AN EXECUTIVE, DIRECTOR, OR MAJOR STOCKHOLDER.

Response:

         Midland Fabricators & Process Systems, LLC was organized on March 25, 2002 as a Louisiana liability company solely for the purpose of possibly acquiring an interest in UNIFAB. Midland has always been owned approximately 46% by Bill Hines, 46% by Mr. Hines' ex-wife, Jeanne Hines McDaniel, with the remainder owned by children of Mr. Hines and Ms. McDaniel. Mr. Hines controls the operations of Midland, acting in his capacity as the sole managing member.

5. WE NOTE YOUR RESPONSE TO PREVIOUS COMMENT 2. PLEASE PROVIDE YOUR ANALYSIS WITH REGARD TO THE CONVERSION OF THE DEBT IN 2004. FURTHER, WE NOTE THAT THE REVERSE STOCK SPLIT OCCURRED TWO WEEKS PRIOR TO THE CONVERSION OF THE DEBENTURE ON AUGUST 13, 2003. WAS THERE ANY RELATIONSHIP BETWEEN THESE EVENTS? EXPAND YOUR ANALYSIS TO INCLUDE FURTHER DETAIL CONCERNING THE RELATIONSHIP BETWEEN THE COMPANY AND MIDLAND. YOUR RESPONSE SHOULD INCLUDE, AT A MINIMUM, ALL OF THE FOLLOWING INFORMATION"

         o WHY YOU BELIEVE THAT MIDLAND'S ACQUISITION OF A SUBSTANTIAL PORTION OF UNIFAB'S DEBT IN CONNECTION WITH THE MIDLAND AGREEMENT EXECUTED ON APRIL 26, 2002 DID NOT CONSTITUTE THE FIRST STEP IN A GOING PRIVATE TRANSACTION;

         o WHY YOU BELIEVE THAT THE AUGUST 13, 2002 EXCHANGE OF $10 MILLION IN DEBT FOR 738 SHARES OF UNIFAB SERIES A PREFERRED, COUPLED WITH THE

                  ISSUANCE OF THE DEBENTURE CONVERTIBLE INTO UNIFAB COMMON WAS NOT THE FIRST STEP IN A GOING PRIVATE TRANSACTION;

         o WHY YOU BELIEVE THAT THE AUGUST 1, 2003 REVERSE STOCK SPLIT, TOGETHER WITH THE CONVERSION OF THE 738 MIDLAND HELD PREFERRED SHARES INTO 100,000 SHARES OF UNIFAB COMMON STOCK, WHICH RESULTED IN MIDLAND'S OWNERSHIP OF 7,380,000 SHARES OF UNIFAB COMMON, WAS NOT THE SECOND STEP IN A GOING PRIVATE TRANSACTION; AND

         WE MAY HAVE FURTHER COMMENTS WHEN WE HAVE READ YOUR RESPONSE.

Response:

         When Midland first acquired UNIFAB's secured debt and part of UNIFAB's unsecured debts in August 2002, Midland had no intention of taking UNIFAB private. To the contrary, Midland hoped to profit from an increase in the stock price of UNIFAB common stock. In order for Midland's purchase of the UNIFAB debt to have been the first step in a tiered going-private transaction, Midland would have had to intend at the time of the debt acquisition to take UNIFAB private. Indeed, Midland intended the opposite - that UNIFAB thrive as a public company. UNIFAB's board of directors was concerned that Midland would have enough voting power to unilaterally cause the company to go private to the detriment of UNIFAB's common shareholders. Accordingly, Section 9.01 of the Preferred Stock Purchase, Debt Exchange and Modification Agreement by and between UNIFAB and Midland (the "UNIFAB-Midland Agreement") stated:

                  COVENANT TO REMAIN A PUBLIC COMPANY. The parties agree that Unifab will continue to take all steps necessary to cause its Common Stock to be listed for trading either on the NASDAQ Stock Market or the NASDAQ Small Cap Market, as applicable, for a period of at least two years following the Closing Date. This covenant will survive the Closing Date, and the Shareholders of Unifab shall be deemed to be the third party beneficiaries of this covenant.

Thus, the UNIFAB-Midland agreement, which was filed as Exhibit 99.2 to UNIFAB's Current Report on Form 8-K filed May 13, 2002, provides a clear indication that Midland had no intention to cause UNIFAB to go private when Midland first acquired its controlling interest in UNIFAB.

         UNIFAB's May 13, 2002 8-K contains pro-forma balance sheet information that shows the benefits that the Midland transaction had for UNIFAB and its shareholders. Prior to the transaction, UNIFAB was burdened with substantial debt that it could not repay. Midland acquired that debt, and agreed to convert a substantial portion of it to UNIFAB common stock. At the time, however, UNIFAB did not have authorized shares of common stock available for issuance to Midland. Accordingly, the UNIFAB board of directors took advantage of its authority under UNIFAB's Articles of Incorporation to issue preferred stock that was convertible into common stock. The terms of the preferred stock clearly indicated that the preferred stock would be automatically converted into common stock at such time as UNIFAB's shareholders amended the company's Articles of Incorporation to authorize additional shares of common stock. The conversion price was established based upon the sale price of UNIFAB common stock at the time the Midland-UNIFAB agreement was executed. The terms of the preferred stock, including its automatic conversion into common stock, were considered by UNIFAB's independent financial advisor in delivering to UNIFAB's board of directors an opinion that the UNIFAB-Midland transaction was fair to UNIFAB's common shareholders, from a financial point of view.

         Accordingly, Midland's conversion of its preferred stock into UNIFAB common stock was required under the terms of the preferred stock and was effective as soon as UNIFAB's shareholders authorized additional shares of common stock, which occurred at a shareholders' meeting held on August 1, 2003. The conversion did not require any act on the part of Midland, and thus cannot be viewed as a step in a going-private transaction.


         Meanwhile, by August 2002, the trading price of UNIFAB's common stock had decreased below $1.00 per share, causing UNIFAB to fall below the required minimum share price for trading on the NASDAQ SmallCap Market. In order to continue the listing of UNIFAB's common stock, the board of directors of UNIFAB decided to declare a 1-for-10 reverse stock split, thereby increasing UNIFAB's stock price tenfold and well above $1.00 per share. The reverse stock split was an event that did not increase or decrease the percentage of Midland's ownership of UNIFAB and was intended solely to provide to UNIFAB's common shareholders the benefits of having their shares publicly traded on the NASDAQ SmallCap Market. At the time of the reverse stock split, Midland had no intention of taking UNIFAB private. If Midland had had such an intention, Midland could have caused its representatives on the board of directors of UNIFAB to vote against a reverse stock split, thus triggering the de-listing of UNIFAB's shares on the NASDAQ. The fact that the directors of UNIFAB associated with Midland voted for the stock split is evidence of Midland's intent that UNIFAB remain a public company.



         Midland did not determine that taking UNIFAB private would likely be in the best interest of the company until 2004. Three factors convinced Midland that UNIFAB would benefit by "going private." In 2004, Midland realized that UNIFAB was not returning to profitability as quickly as Midland had originally hoped. This was due, in large measure, to the drain on cash caused by having to shut down operations at the facilities that prior UNIFAB management had acquired. Second, Midland realized that UNIFAB would be required to incur substantial costs to comply with new regulations to take effect in 2005 pursuant to the Sarbanes-Oxley Act. Finally, UNIFAB's common stock was de-listed from trading on the NASDAQ SmallCap Market on June 28, 2004 because UNIFAB no longer met applicable listing requirements. These factors are discussed in the Schedule 13E-3 beginning on page 1.


6. IT IS NOT CLEAR TO US WHY ANY OF THE DIRECTORS OF UNIFAB, INCLUDING MR. BROUSSARD, MR. SEGURA, MR. BERARD OR MR. HINES IS ELIGIBLE TO FILE THE INFORMATION REQUIRED BY RULE 13d ON THE SHORT FORM SCHEDULE 13G. PLEASE ADVISE OR REFILE THE INFORMATION ON THE CORRECT FORM.

Response:


         Mr. Hines became a board member of UNIFAB on the date that the UNIFAB-Allen Tank transaction closed, at which time he became the owner of more than 5% of UNIFAB's common stock. One of the benefits that UNIFAB provided to Mr. Hines was the preparation and filing, on his behalf, of the reports required to be filed by Mr. Hines as a director and shareholder of UNIFAB. Mr. Hines filed a Schedule 13G based on advice of UNIFAB's outside securities counsel, which prepared the form for Mr. Hines' signature and made the filing. Three amendments to Mr. Hines' Schedule 13G were prepared by UNIFAB's outside securities counsel on February 11, 1999, February 14, 2000 and March 27, 2001; in each case, outside securities counsel was responsible for preparing the reports and filing them after Mr. Hines signed them.


         In disclosing Mr. Hines' beneficial ownership position on Form 13G, Mr. Hines believes that such counsel was relying upon Rule 13d-1(c), which states, in pertinent part:

                  A person who would otherwise be obligated...to file a statement on Schedule 13D may, in lieu thereof, file with the Commission...a short-form statement on Schedule 13G, provided, that the person: (1) has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer...and (3) is not directly or indirectly the beneficial owner of 20 percent or more of the class.

Unfortunately, in each case, counsel marked "Not applicable" to the certification required by Item 10 of the Schedule 13G, even though counsel was aware that the certification was correct and that Mr. Hines had not acquired his UNIFAB shares and was not holding such shares for the purpose of or with the effect of changing or influencing the control of UNIFAB. The Schedule 13G-A filed by Mr. Hines on January 4, 2005 contains such certification.

         As stated above, Mr. Hines acquired his original shares of UNIFAB in a single transaction in 1998, the UNIFAB-Allen Tank transaction. From that date until he sold most of his shares in 2002, Mr. Hines did not acquire any additional securities of UNIFAB. While Mr. Hines served on the board of directors of UNIFAB, he exercised no control over the operations or management of UNIFAB and his recommendations to management were routinely rejected by Mr. Berard.

         Rule 12b-2 defines "control" as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The federal courts have found that for purposes of Section 13 of the Securities Exchange Act, the intent to control required to be disclosed in a
Schedule 13D is equivalent to the "desire to influence substantially the issuer's operations." See, e.g., Todd Shipyards Corp. v. Madison Fund, Inc., 547
F. Supp. 1383 (S.D.N.Y. 1982); Chromalloy American Corp. v. Sun Chemical Corp., 611 F.2d 240, 246-47 (8th Cir. 1979).

         Based upon our research, we believe that from 1998 through the date that he resigned in March 2001 from UNIFAB's board of directors in frustration, Mr. Hines did not have an intent to "control" UNIFAB and did not actually "control" UNIFAB within the meaning of Section 13(d). If the Staff, however, takes the position that Mr. Hines' position as a director ipso facto requires that his Section 13 filings be made on a Schedule 13D, Mr. Hines will re-file his reports for the period during which he served on UNIFAB's board of directors prior to February 2002.


         Mr. Segura has asked us to inform the Staff supplementally that prior to August 1, 2003 (the date that Midland acquired a majority of the common stock of UNIFAB), Mr. Segura held more than 5% of the outstanding shares of UNIFAB common stock. Mr. Segura held his shares in the ordinary course of business, and did not hold his shares with the intent to exercise control over UNIFAB. Rather, he was an investor who agreed to serve as an independent director of UNIFAB. Based on advice of UNIFAB's counsel at the time of UNIFAB's initial public offering, Mr. Segura filed a Schedule 13G disclosing his ownership position in the company. In fact, UNIFAB's outside counsel prepared Mr. Segura's reports and caused them to be filed after Mr. Segura signed them. If the Staff should disagree with the position taken by UNIFAB's counsel, and request that Mr. Segura refile his ownership report on a Form 13D, he will do so immediately.


         Midland does believe, however, that Mr. Dailey Berard was required to file his beneficial ownership reports on Form 13-D, as Mr. Berard in fact controlled UNIFAB during the period in which he held more than 5% of the outstanding common stock. Mr. Berard was the chief executive officer, and he exercised de facto control over the operations of UNIFAB. Mr. Berard's control over UNIFAB was pervasive as he routinely ignored the business advice of other directors and management.



         Midland is not in direct contact with Mr. Berard nor Mr. Broussard, and cannot file Forms 13D on their behalf. Mr. Berard can be reached at:


Dailey Berard
110 Mountainside Drive
Lafayette, Louisiana 70503

Mr. Broussard can be reached at:

Charles Broussard
29528 West Louisiana Hwy. 82
Kaplan, Louisiana 70548

7. WE DO NOT SEE AN AMENDED SCHEDULE 13D OR 13G FILING FOR MR. HINES REFLECTING THE CHANGE IN HIS INVESTMENT INTENT TO THAT OF CHANGING OR INFLUENCING CONTROL OF UNIFAB. PLEASE ADVISE.

Response:

         Based on advice of UNIFAB's counsel, Mr. Hines filed a Schedule 13G after UNIFAB acquired Allen Tank in a transaction in which Mr. Hines became the beneficial owner of more than 5% of UNIFAB common stock. Unfortunately, in filing Mr. Hines' Schedule 13G and amendments thereto, counsel marked "Not applicable" to the certification required by Item 10 of the Schedule 13G, even though counsel was aware that the certification was correct and that Mr. Hines had not acquired his UNIFAB shares and was not holding such shares for the purpose of or with the effect of changing or influencing the control of UNIFAB. The Schedule 13G-A filed by Mr. Hines on January 4, 2005 contains such certification.

         As set forth in response to Comment no. 2 above, when discussions between Mr. Hines and UNIFAB management terminated in January 2002, Mr. Hines sold more than 98% of his shares of UNIFAB common stock. In February 2002, Mr. Hines' counsel filed with the Commission a Form 13G-A to report that Mr. Hines' ownership of UNIFAB common stock had decreased below 5% of the outstanding shares. Unfortunately, the filing was delivered to the Commission's offices on a paper form via Federal Express overnight courier, rather than electronically. On January 4, 2005, Mr. Hines filed a Form 13G-A electronically to indicate that by March 11, 2002, Mr. Hines owned less than 1% of UNIFAB's outstanding shares.


         In 2002, when Mr. Hines (through Midland) became the beneficial owner of more than 5% of UNIFAB's common stock, he relied upon UNIFAB's outside securities counsel for compliance advice. His failure to file a Form 13D at that time was inadvertent and certainly did not evidence any intent to conceal information. In fact, the information required by the form was disclosed in UNIFAB's public filings following August 13, 2002, which were signed by Mr. Hines. When Mr. Hines discovered the fact that his Form 13D had not been filed, he immediately filed the form. The form was amended when Midland gave UNIFAB notice that Midland would convert part of its debenture into common stock. Both the original filing and the amendment indicated that Midland was considering numerous alternatives to maximize the value of its investment. Based upon the Staff's comments, Midland (along with its affiliated filing parties) has filed an amendment to its Form 13D indicating that Midland has filed a Schedule 13E-3, and currently intends to take UNIFAB private in a short-form merger, while not foreclosing any other type of transaction that may provide greater benefit to UNIFAB's common shareholders should such a transaction arise prior to the consummation of the short-form merger. A copy of Midland's Form 13D-A is attached hereto for the Staff's convenience.

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. PLEASE CONFIRM IN WRITING YOUR UNDERSTANDING OF THE FOLLOWING:

         o THE LATE FILING OF A SCHEDULE 13D OR 13G DOES NOT MITIGATE THE VIOLATION OF THE RULE FOR THE TIME PERIOD IN WHICH INFORMATION THAT WAS REQUIRED TO BE FILED UNDER THE RULE WAS NOT ON FILE;


         o SCHEDULE 14f HAS NOT BEEN FILED, AND THE VIOLATION OF THAT RULE CANNOT BE RECTIFIED BY LATER FILING.

Response:

         Midland supplementally confirms that it agrees with the Staff's position, as set forth above. In matters related to compliance with the securities laws, Midland relied upon the expertise of UNIFAB's outside securities counsel, which was the same counsel UNIFAB used at the time Mr. Hines filed his Schedule 13G in 2000. Midland has now engaged new outside securities counsel.

9. YOUR RESPONSE TO COMMENT 3 ALSO INDICATES THAT MIDLAND "WILL CONSIDER ANY OPTION TO MAXIMIZE THE VALUE OF ITS INVESTMENT IN UNIFAB." IT IS NOT CLEAR HOW THIS COMPORTS WITH THE REMAINDER OF THE SCHEDULE 13E-3, WHICH IMPLIES THAT THE TRANSACTION WILL TAKE PLACE PRIMARILY BECAUSE MIDLAND, AS A 90% HOLDER OF THE COMPANY'S STOCK, IS IN FAVOR OF IT. WITH THIS IN MIND, PLEASE AMEND YOUR 13d FILINGS PROMPTLY TO ACCURATELY REFLECT THE INVESTMENT INTENT OF THE FILING PERSON.

Response:

         Midland has complied with this comment by filing an amended Form 13D-A on January 4, 2005. That Form states, in response to Item 4:

                  On October 6, 2004, Midland, Midland Acquisition, William A. Hines and Jeanne M. Hines McDaniel filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3 detailing Midland's plan to take UNIFAB private through a short-form merger. On November 19, 2004, the Schedule 13E-3 was amended. Such Schedule 13E-3 and any amendments thereto are hereby incorporated by reference into this Schedule 13D. While the proposed short-form merger transaction is consistent with Midland's current intent, should any other possible transaction occur that would provide more value to the common shareholders of UNIFAB, Midland would consider such other transaction and abandonment of the proposed short-form merger.

10. WE NOTE YOUR RESPONSE TO COMMENT 5. PLEASE AMEND THE DISCLOSURE IN THE BACKGROUND SECTION TO INCLUDE THE INFORMATION THAT MIDLAND ENGAGED IN DISCUSSIONS WITH DYNAMIC INDUSTRIES; AND DESCRIBE THE SUBSTANCE AND OUTCOME OF THOSE DISCUSSIONS. IF A PRICE FOR UNIFAB WAS DISCUSSED, IT SHOULD BE DISCLOSED.

Response:

         Midland proposes to comply with this comment by adding the following paragraph as the last paragraph of the summary section entitled "Background of the Proposed Transaction" beginning on page ii of the Schedule 13E-3:

                        While Midland currently intends to take UNIFAB private
                  through a short-form merger, until the time that the merger is effected, Midland will consider any other alternative that would maximize shareholder value and yield more than $.20 per share for the common shareholders of UNIFAB. For example, since Midland engaged the firm of Chaffe & Associates, Inc. to consider the fairness of the proposed merger transaction, Midland has engaged in discussions with Dynamic Industries, Inc. regarding an acquisition of UNIFAB. Those discussions ceased because, as Midland appreciated its position, Dynamic Industries was interested only in a transaction involving the acquisition of certain of UNIFAB's assets, and was not interested in a transaction that would have ascribed value to the common stock of UNIFAB. Midland believes, based in part on advice received by its independent financial advisor, that the proposed merger is more favorable to shareholders of UNIFAB than would be any transaction involving a liquidation of UNIFAB (whether pursuant to federal bankruptcy laws or otherwise) in which the common stock of UNIFAB would not receive any value.

11. WE HAVE READ YOUR RESPONSE TO COMMENT 7, BUT IN THIS REGARD WE NOTE THAT THE COMPANY IS ENGAGED IN THE TRANSACTION FOR PURPOSES OF RULE 13e-3. PLEASE REVIEW YOUR DOCUMENT TO INCLUDE UNIFAB AS A FILING PERSON.

Response:

         Midland respectfully asks the Staff to reconsider the position that UNIFAB is "engaged" in a transaction for purposes of Rule 13e-3. In support of its request, Midland asserts that throughout Rule 13e-3, the Commission refers to "the issuer or the affiliate" and that to read the issuer to be a party to every Rule 13e-3 transaction would not do justice to the meaning of the word "or." In fact, such a reading would require a rewording of the rule to read "the issuer and the affiliate."

         In that regard, Midland points out that various affiliated parties holding 90% or more of the stock of public companies have taken such companies private using short-form merger transactions, and in each case the Commission has accepted the affiliate's Schedule 13E-3 without requiring that the issuer become a filing party. The following is a list of recent Schedule 13E-3 filings made by affiliates effecting short-form mergers in which the public company being taken private was not a filing party:

         o        Various shareholders of Microwave Transmission Systems, Inc.
                  took that company private effective November 30, 2004. Amendment No. 4 to the shareholders' Schedule 13E-3 can be found on EDGAR at http://www.sec.gov/Archives/edgar/data/1110568/000101182304000
                  040/0001011823-04-000040-index.htm

         o On April 7, 2004, Gilat Satellite Networks Limited took its 94% subsidiary, rStar Corporation, private in a short form merger, with Gilat Satellite Networks Limited being the sole filing party on the Schedule 13E-3. The final amendment to the
                  Schedule 13E-3 can be found on EDGAR at
                  http://www.sec.gov/Archives/edgar/data/1084561/000117891304000
                  467/d40648.htm

         o On February 12, 2004, a group of shareholders holding more than 90% of the stock of Thane International took that company private through a short-form merger. Only the members of the shareholder group were parties to the Schedule 13E-3 filed in connection with this transaction, and accessible on EDGAR at http://www.sec.gov/Archives/edgar/data/1027882/000095014404001
                  104/g87143sc13e3za.htm

In each of the foregoing examples, the Schedule 13E-3 appears to have been reviewed by the Staff, as various amendments were filed to the original schedule filed in each case. In each case, the Staff did not require the issuer to be a filing person, presumably because the issuer was not a party to the transaction at issue.

         Midland agrees that most Rule 13e-3 transactions involve actions by the issuer that is to be taken private. In this case, however, UNIFAB is not a party to any document covering the transaction, and no corporate action on the part of UNIFAB's board of directors or shareholders, as a group, is required. UNIFAB is not required to solicit proxies or hold a meeting. No representative of UNIFAB will attend the "closing" of the transaction. UNIFAB has not entered into any contract with respect to the transaction, and UNIFAB's board of directors has not taken any action whatsoever with respect to the transaction. Midland has informed UNIFAB's board of the transaction, merely as a courtesy, but has insisted that UNIFAB's independent directors will have no influence over the transaction.

         The board of directors of UNIFAB has not received any legal or financial advice on the terms of the transaction. Any attempt to involve the board of directors of UNIFAB will cause excessive delays and expense, particularly if the board will be required to make an independent assessment of the terms of the transaction. As UNIFAB cannot impact the terms of the transaction in any way under Louisiana law, forcing UNIFAB to take a corporate position on the issue will impose an expensive but unnecessary process on UNIFAB. UNIFAB's shareholders would continue to have the basic protections afforded by Louisiana law, and any attempt to involve UNIFAB's board of directors would not impact those protections whatsoever.

         In fact, the transaction was structured specifically not to involve a merger of UNIFAB requiring corporate action on the part of UNIFAB. Under Louisiana law, a merger in which the issuer is involved, if approved by 80% of the voting power of the company (which Midland, alone, holds), would not provide dissenters' rights for minority shareholders. The short-form merger structure, on the other hand, provides this important procedural remedy for minority shareholders. Thus, a short-form merger is procedurally more fair than a merger in which UNIFAB would be involved as a party.


         Accordingly, Midland respectfully asks that the Staff reconsider its comment no. 11.

Summary Term Sheet, page i

12. REVISE YOUR SUMMARY TO PROVIDE A BRIEF HISTORY OF THE COMPANY OVER THE PAST THREE YEARS. YOU MAY WISH TO INCLUDE THE BULK OF THIS DISCLOSURE IN THE BACKGROUND SECTION AND USE A CROSS REFERENCE IN THE SUMMARY.

Response:


         In compliance with comment no. 12, Midland has revised the background section of the Schedule 13E-3, beginning on page ii to include two preliminary paragraphs setting forth a brief history of UNIFAB over the past three years, and has provided a cross reference to that disclosure on page 2 of the summary. The new paragraphs read as follows:


                        Traditionally, and prior to its initial public offering
                  in September 1997, UNIFAB was engaged in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, with special expertise in the fabrication of decks with complex piping requirements. From 1998 through 2001, UNIFAB used the cash proceeds of its initial public offering and borrowed under its credit facility to make acquisitions of various businesses with a view to providing services to the oil and gas industry that were beyond UNIFAB's traditional expertise. In most cases, these acquisitions were made without an overall acquisition strategy or a related business plan and the management and operations of the acquired companies were not integrated efficiently into UNIFAB. Each acquired company contributed operating losses almost immediately after being acquired. Accordingly, UNIFAB not only spent its cash reserves on this acquisition strategy, but it borrowed money that could not be repaid from the company's dwindling cash flow. UNIFAB suffered at this time from lack of competent operations management, as UNIFAB's best managers, in a disagreement with UNIFAB's chief executive officer, resigned as a group in April 1998 and went to work for an offshore maintenance company, which has since become

                  UNIFAB's largest competitor for deck and platform fabrication at the Port of Iberia. By the end of 2001, UNIFAB was not in compliance with its covenants under its credit facility and UNIFAB's viability as a company was in question.



                        In the summer of 2001, UNIFAB engaged Dain, Rauscher,
                  Wessels, an independent national investment banking firm, to seek possible merger partners or acquirors of UNIFAB. Materials were prepared to describe UNIFAB to potential suitors. By September 2001, after extensive efforts by Dain, Rauscher, no party had indicated an interest in acquiring UNIFAB in a transaction that provided value to common shareholders. In September, after a meeting with representatives of Dain, Rauscher and UNIFAB's secured creditors, the Board committed to replace Mr. Berard from his position as chairman of the board and chief executive officer of the company. See "Background of the Proposed Transaction" beginning on page 2 for a more complete description of the circumstances giving rise to the proposed transaction.



         Mr. Hines resigned from the board of UNIFAB effective March 14, 2001. He had no personal knowledge of UNIFAB's operations from that date until he became an affiliate of UNIFAB again on August 13, 2002. Accordingly, the history of UNIFAB during the period from March 14, 2001 through August 13, 2002, as reported by Midland in this filing, is limited generally to a discussion of excerpts of UNIFAB's public filings during such period, although Midland has been apprised of certain events by the current management of UNIFAB. To clarify this point, Midland has included the following sentences at the end of the first paragraph under "Summary Term Sheet" on page i of the Schedule 13E-3:


                        From March 14, 2001 through August 13, 2002, neither
                  Midland nor any affiliate of Midland was an officer or director of UNIFAB. Any information set forth herein about UNIFAB during that period has been included in substantial reliance upon the accuracy and completeness of UNIFAB's public filings with the Securities and Exchange Commission during that time period or from press releases by UNIFAB.

The Filing Persons' Position as to the Fairness of the Merger, page ii

13. WE REISSUE COMMENT 11. IT IS NOT CLEAR HOW CERTAIN OF THE REASONS EXPRESSED IN THIS SECTION AS TO THE FAIRNESS OF THE MERGER SUPPORT A FINDING OF FAIRNESS. WE NOTE THAT THE FACT THAT MIDLAND OWNS 90% OF THE SHARES MAKES THE TRANSACTION POSSIBLE UNDER LOUISIANA LAW; HOWEVER, THE DISCLOSURE MUST ADDRESS WHY THE TRANSACTION IS FAIR.

Response:


         Midland proposes to comply with this comment by revising the bullet points under "The Filing Persons' Position as to the Fairness of the Merger" beginning on page ii to read as follows:


         o The merger price of $.20 per share is higher than the fair value of a share of UNIFAB common stock, as determined by Chaffe & Associates, Inc., an independent financial consultant to Midland.

         o The merger price of $.20 per share is more than the holder of a share of UNIFAB common stock would realize upon a liquidation of UNIFAB, as determined by Chaffe & Associates, Inc.

         o Shareholders of UNIFAB who are not satisfied with the merger price will have the right to dissent from the merger, and have a court determine the fair value of their shares. If the merger were not a short-form merger, but was a typical corporate merger under Louisiana law, the fact that it would be approved by 80% of the voting power of the company (which Midland, alone, holds) would eliminate dissenters' rights for minority shareholders. Accordingly, the short-form merger structure provides a remedy for minority shareholders that would not normally be available under Louisiana law.


         o The market for UNIFAB's common stock has been extremely illiquid since the stock was delisted from trading on the NASDAQ SmallCap Market in June 2004. The short-form merger transaction represents an opportunity for all shareholders of UNIFAB who are not affiliated with Midland to receive a cash payment for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of UNIFAB's common stock. Additionally, the short-form merger transaction will allow the cash payment to such shareholders without incurring a charge for broker fees.


Introduction, page 1

14. REVISE YOUR DISCLOSURE TO INCLUDE YOUR RESPONSE TO COMMENT 13 IN THE DISCLOSURE. EXPLAIN THAT THE OPTIONS ARE NOT "IN THE MONEY" AND WHAT WILL HAPPEN TO OPTIONS THAT ARE NOT TERMINATED.

Response:


         Midland proposes to comply with comment no. 14 by amending the first paragraph on page 2 to read, in its entirety, as follows:



                  As of September 30, 2004, options to purchase a total of 49,973 shares of common stock were outstanding under UNIFAB's Long-Term Incentive Plan and UNIFAB's Employee Long-Term Incentive Plan. The exercise prices of these options range from $3.50 per share to $180.00 per share. Each outstanding option to purchase shares of UNIFAB's common stock will either be cancelled on the effective date of the merger (assuming the holder of the option agrees to a cancellation) or would remain outstanding pursuant to its terms. In addition, as of September 30, 2004, warrants to purchase 6,000 shares of UNIFAB common stock at a price of $95.00 per share were held by an investment banking firm with which UNIFAB had done business, which will remain outstanding in accordance with its terms. As all outstanding stock options and warrants have exercise prices that are substantially greater than $.20; it is unlikely that any such option or warrant would be exercised.


Special Factors, page 2

15. WE REISSUE COMMENT 14. EXPAND YOUR DISCUSSION OF THE BACKGROUND OF THE TRANSACTION TO INCLUDE A SYNOPSIS OF WHAT HAS TAKEN PLACE AT THE COMPANY OVER THE PAST THREE YEARS, INCLUDING:

         o        MANAGEMENT CHANGES;

         o        CHANGES IN THE COMPANY'S OUTSTANDING DEBT AND CAPITAL
                  STRUCTURE;

         o THE RELATIONSHIPS BETWEEN THE COMPANY'S PRESENT AND FORMER BOARD MEMBERS AND ITS LENDERS;

         o THE REASONS THAT THE COMPANY'S RESULTS HAVE BEEN POOR FOR THE LAST TWO FISCAL YEARS;

         o        THE EVENTS LEADING UP TO THE PROPOSED TRANSACTION;

         o ANY OFFERS TO PURCHASE ALL OR A PORTION OF THE COMPANY'S STOCK OR ASSETS, INCLUDING ANY OFFERS MR. HINES MADE TO BUY THE STOCK IN OCTOBER, 2001, ANY OFFERS FOR THE LAKE CHARLES PROPERTY, AND ANY OFFERS MADE BY TWIN BROTHERS TO PURCHASE A PORTION OF THE COMPANY'S STOCK AND MERGER WITH THE COMPANY;

         o        THE REASONS WHY ANY OFFER TO BUY THE COMPANY WAS REJECTED; AND

         o DESCRIBE ALL MEETINGS, NEGOTIATIONS, CONTACTS, ETC., AMONG THE FILING PERSONS, THE BOARD AND MANAGEMENT, IDENTIFYING THE PARTICIPANTS IN AND INITIATOR OF EACH MEETING OR CONTACT, DISCLOSING THE DATE OF EACH MEETING OR CONTACT AND REVISING

                  YOUR DISCUSSION OF THOSE MEETINGS TO PROVIDE THE READER WITH MORE OF A SENSE OF THE CONTENT OF THOSE DISCUSSIONS.

Response:


         Midland proposes to comply with comment no. 15 by including the following disclosure at the beginning of the "Background of the Proposed Merger" section beginning on page 2 of the Schedule 13E:



                        Traditionally, and prior to its public offering in
                  September 1997, UNIFAB was engaged in the custom fabrication of decks and modules of drilling and production equipment weighing up to 3,500 tons for offshore oil and gas platforms, with special expertise in the fabrication of decks with complex piping requirements. From 1998 through 2001, UNIFAB used the cash proceeds of its initial public offering and borrowed under its credit facility to make acquisitions of various businesses with a view to providing services to the oil and gas industry that were beyond UNIFAB's traditional expertise. In most cases, these acquisitions were made without an overall acquisition strategy or a related business plan and the management and operations of the acquired companies were not integrated efficiently into UNIFAB. Each acquired company contributed operating losses almost immediately after being acquired. Accordingly, UNIFAB not only spent its cash reserves on this acquisition strategy, but it borrowed money that could not be repaid from the company's dwindling cash flow. UNIFAB suffered at this time from lack of competent operational management as UNIFAB's best managers, in a disagreement with UNIFAB's chief executive officer, resigned as a group in April 1998 and went to work for an offshore maintenance company, which has since become UNIFAB's largest competitor for deck and platform fabrication at the Port of Iberia.



                        The consequences of UNIFAB's loss of experienced
                  operational management and its acquisition strategy became very apparent in 2001. On March 14, 2001, William Hines resigned from the board of directors. Mr. Hines was frustrated by the refusal of UNIFAB's chairman of the board and chief executive officer to address the lack of operational management and the company's inability to integrate properly or to manage its acquired businesses. During each fiscal quarter of 2001, UNIFAB suffered net losses. By the third quarter of 2001, UNIFAB began to write off its investment in a number of its acquisitions and to cease doing business at several acquired locations. Meanwhile, the buildings and equipment at UNIFAB's main facility at the Port of Iberia were in disrepair, reflecting a lack of basic maintenance and necessary capital investment, as Mr. Berard had focused on acquisitions and endless letter writing to public officials on matters unrelated to UNIFAB's operations. At the end of the third quarter 2001, UNIFAB's chief executive officer, Mr. Dailey

                  Berard, was replaced by Jerome Chojnacki, a consultant with expertise in "turn around and work out consulting." By the end of 2001, UNIFAB was not in compliance with its covenants under its credit facility and UNIFAB's ability to continue as a going concern was in question, according to its independent auditors.


                        In early January 2002, Mr. Chojnacki visited with Mr.
                  Hines in his Metairie, Louisiana office. He asked Mr. Hines to consider acquiring UNIFAB or making a significant investment in UNIFAB. At that time, Mr. Hines indicated that he would consider acquiring UNIFAB's assets in a bankruptcy, but was not interested in acquiring an equity interest in a company that was as financially weak as UNIFAB. Mr. Chojnacki indicated that management of the company was not interested in placing UNIFAB in bankruptcy, and would seek out other potential acquirors or investors. At that time, discussions between Mr. Hines and UNIFAB terminated.


                        In the spring of 2002, management of UNIFAB again
                  entered into discussions with Mr. Hines concerning a possible acquisition of, or investment in, UNIFAB. Midland was formed at that time for the purpose of pursuing the possible acquisition of the secured debt of UNIFAB. Midland immediately contacted UNIFAB's secured creditors to discuss possible payment terms. Midland believes that, during this time period, UNIFAB's new management team may have continued to pursue other alternatives to avoid an involuntary bankruptcy filing by UNIFAB's secured creditors. By mid March 2002, Midland had agreed to terms with UNIFAB's secured creditors and commenced negotiations with UNIFAB's board of directors.

                        Between mid March 2002 and April 26, 2002,
                  representatives of Midland and representatives of UNIFAB, including UNIFAB's independent board members, held numerous meetings to negotiate the terms of a transaction acceptable to both parties. At the insistence of UNIFAB's board, Midland agreed to a covenant by UNIFAB to maintain the listing of its shares on the NASDAQ for at least two years. Midland also agreed that after the transaction, Midland would cause UNIFAB to conduct a rights offering pursuant to which UNIFAB shareholders would be offered the right to purchase shares of UNIFAB common stock at the same price as the conversion price of Midland's convertible debenture. The parties also arrived at the financial terms embodied in the Midland-UNIFAB Agreement.

                        Midland believes that its offer may have been one of a
                  number of transactions considered simultaneously by UNIFAB's board of directors (including a possible transaction involving Twin Brothers, Inc.), and

                  Midland believes that UNIFAB's board of directors ultimately chose Midland's offer because it maximized shareholder value and because Midland had come to terms with UNIFAB's secured creditors, offering the company a transaction that provided immediate solvency and working capital. On April 26, 2002, the Midland-UNIFAB agreement was entered into, and the closing was consummated on August 13, 2002. A description of that transaction is set forth beginning on page 2 below.



         Furthermore, Midland proposes to further comply with comment no. 15 by adding the following paragraph as the twelfth paragraph under "Background of the Proposed Merger" on page 2:


                         In the nine fiscal quarters ended September 30, 2004
                  (beginning with the first fiscal quarter ended after the UNIFAB-Midland transaction was closed), UNIFAB has incurred aggregate net losses of approximately $34.6 million. These losses included approximately $14.2 million related to write-downs on properties and assets acquired in earlier UNIFAB acquisitions and $4.9 million in interest expense associated with debt incurred to finance such acquisitions. UNIFAB has incurred additional losses associated with the lack of basic maintenance of UNIFAB's facilities and equipment during years of neglect. UNIFAB continues to suffer from competition from the local company that hired the management team formerly responsible for UNIFAB's success and reputation. Most important, UNIFAB has not had the cash reserves that many of its competitors have had to face the challenges of globalization and outsourcing in the offshore fabrication industry during the past three years. Midland has been required to provide directly, or arrange for other parties to provide, working capital for UNIFAB over the course of these nine fiscal quarters. At its highest, UNIFAB's debt for these working capital loans was $17.1 million. At September 30, 2004, UNIFAB owed approximately $10.5 million on these working capital loans. UNIFAB has been unable to repay any portion of the debenture or notes that Midland acquired on August 13, 2002. These notes begin to come due in 2005.


         Midland supplementally advises the staff that to Midland's knowledge, discussions with Twin Brothers were preliminary only and never involved a written offer by Twin Brothers to acquire UNIFAB.


16. IN YOUR DISCUSSION OF MIDLAND'S HAVING CONTACTED "TWO PARTIES WHO HAD, IN THE PAST, INDICATED AN INTEREST IN ACQUIRING ALL OR PART OF UNIFAB . . . " INDICATE THE NAMES OF THE PARTIES, WHEN THEY HAD INDICATED INTEREST, AND THE SUBSTANCE OF MIDLAND'S DISCUSSIONS WITH THEM. INDICATE THE AMOUNTS THAT THESE PARTIES WERE WILLING TO PAY FOR PARTS OF THE COMPANY AND THE OUTCOME OF THE DISCUSSIONS.

Response:


         Midland proposes to comply with comment no. 16 by replacing the ninth paragraph under the section of the Schedule 13E-3 entitled "Background of the Proposed Merger" with two paragraphs to read in their entirety as follows:



                       In 2004, as a result of UNIFAB's operating losses,
                  Midland began considering the benefits and detriments of each strategic alternative for UNIFAB. Midland discussed possible acquisitions with The Shaw Group and Dynamic Industries, two companies that had indicated an interest in acquiring all or part of UNIFAB during the period that Midland was negotiating with UNIFAB. Discussions with The Shaw Group were of a preliminary nature and terminated without any offer being proposed by The Shaw Group. Dynamic Industries has thus far exhibited interest only in a transaction involving the acquisition of certain of UNIFAB's assets, and has not proposed a transaction that would ascribe any value to the common stock of UNIFAB.



                       Prior to the Midland-UNIFAB transaction, UNIFAB closed
                  down its Oil Barges, Inc. operations. Since the Midland-UNIFAB transaction, UNIFAB has closed down or tried to sell many of the other assets and facilities that UNIFAB acquired after its initial public offering. In June 2003, UNIFAB closed down its British operation, Allen Process Systems, Ltd. Additionally, UNIFAB has closed Compression Engineering Services, Inc. and has consolidated and greatly reduced its Allen Process Systems, LLC operations, and has closed its Lake Charles operations. On September 7, 2004, UNIFAB engaged a broker to try to sell its Lake Charles and Allen Process Systems facilities. While Midland is currently prepared to close the proposed merger, Midland or UNIFAB would entertain any offer by a third party to purchase UNIFAB or any part of its assets prior to the date that the proposed merger is consummated.


17. WE NOTE YOUR REFERENCE TO A REAPPRAISAL THAT WAS FURNISHED TO CHAFFE & ASSOCIATES CONCERNING "CERTAIN MATERIAL ASSETS." PLEASE FURNISH US PROMPTLY WITH A COPY OF THIS APPRAISAL, AS WELL AS THE APPRAISAL THAT THE COMPANY AND CHAFFE RECEIVED IN LATE SEPTEMBER. WE MAY HAVE FURTHER COMMENT.

Response:

         Midland encloses copies of both appraisals with this letter.

Purposes, Alternatives, Reasons and Effects, page 2

18. THE FACTORS SUPPORTING THE MERGER MUST BE EXPLAINED IN ENOUGH DETAIL FOR INVESTORS TO UNDERSTAND THEM. CONCLUSORY STATEMENTS OR LISTING OF GENERALIZED AREAS OF CONSIDERATION, SUCH AS "MARKET CONDITIONS IN UNIFAB'S BUSINESS HAVE MADE IT DIFFICULT FOR UNIFAB TO INCREASE ITS REVENUES AND OPERATING PROFIT MARGINS . . ." ARE NOT ACCEPTABLE. PLEASE REVISE THE FIRST SECTION EXPLAIN HOW EACH OF THE FACTORS LISTED SUPPORT OR DO NOT SUPPORT THE DECISION TO APPROVE THE MERGER, AND QUANTIFY THEM TO THE EXTENT POSSIBLE.

Response:


         Midland proposes to comply with comment no. 18 by adding the following paragraph as the second paragraph under the subsection entitled "Purposes" beginning on page 2:


                        In structuring the merger as a short-form merger, rather
                  than proposing to merge UNIFAB into a subsidiary of Midland in a regular merger under Louisiana law, Midland has purposefully reserved for UNIFAB's minority shareholders the right to dissent from the merger should they choose to do so. If the merger were structured as a regular merger under Louisiana law, Midland's 80% vote in favor of the merger would cut off dissenters' rights of minority shareholders. Although Midland, as a shareholder of UNIFAB, does not owe other shareholders any fiduciary duties, Midland engaged an independent financial consultant, Chaffe & Associates, Inc., for the purpose of delivering to Midland an opinion with respect to the fairness of the merger consideration Midland is offering to UNIFAB's minority shareholders.


         Midland also proposes to comply with comment no. 18 by adding the following paragraph as the second paragraph under the subsection entitled "Alternatives" beginning on page 3:


                        The Filing Persons believe that the short form merger
                  with Midland Acquisition under Section 112 of the Louisiana Business Corporation Law is the quickest and most cost effective way for Midland to acquire the outstanding public minority equity interest in UNIFAB. The short form merger is also the only merger structure for the transaction that would serve to preserve the rights of minority shareholders to dissent from the merger should they disagree with the amount to be paid by Midland. The Filing Persons considered and rejected the alternative of a regular merger because of the cost and delay involved in obtaining the approvals of both UNIFAB's board of directors and shareholders, and because the fact that Midland's ownership position exceeds 80% would mean that Midland's vote would eliminate the rights of minority shareholders, under Louisiana law, to exercise dissenters' rights. The Filing Persons also rejected the alternative of a tender offer, as it entailed additional costs, and a subsequent short form merger would in all likelihood still be required.


         Further, Midland proposes to change the second paragraph under the subsection entitled "Reasons" on page 3 to read, in its entirety, as follows:


                        Despite Midland's financing and credit support, the
                  domestic offshore fabrication market did not see a material increase in demand during the two years following Midland's acquisition of control of UNIFAB, so UNIFAB's revenues and operating profit margins have not improved. In fact, UNIFAB had approximately $34.6 million in net losses from the date of the Midland-UNIFAB acquisition through September 30, 2004. Midland continues to be called upon to provide financial security and support for UNIFAB. No other shareholder of UNIFAB has provided, or offered to provide, such financial support to UNIFAB. UNIFAB's continuing losses have caused the value of its common stock to drop precipitously from the conversion value that Midland agreed to pay in August 2002. In view of UNIFAB's financial results since August 2002, Midland has no expectation that it will recover any value for its investment in UNIFAB through participation in the public trading markets.

19.      PLEASE INCLUDE YOUR RESPONSE TO COMMENT 16 IN THE DISCLOSURE.

Response:

         Midland will comply with comment no. 19 by amending the first bullet point on page 3 to read in its entirety, as follows:

         o elimination of UNIFAB's obligations under the Sarbanes-Oxley Act, including obligations to document and test and, where necessary, develop and/or revise its internal controls for reporting, which will require UNIFAB to incur approximately $500,000 in the short term (associated with purchasing new accounting software in the approximate amount of $150,000 and implementing internal control documentation) and approximately $350,000 in additional costs annually associated with engaging additional personnel and/or consultants, as UNIFAB does not currently have the expertise or manpower to meet the requirements imposed on a public company by the Sarbanes-Oxley Act, and paying increased auditing fees;

Factors considered in Determining Fairness, page 8

20. WE REISSUE COMMENT 19. EXPAND THIS SECTION TO DISCUSS IN DETAIL EACH FILING PERSONS' PURPOSE FOR ENGAGING IN THE TRANSACTION, AND THE REASONS FOR UNDERTAKING THE TRANSACTION NOW. CONSIDER INSTRUCTION 1 TO
         ITEM 1013 OF REGULATION M-A IN DRAFTING YOUR DISCLOSURE.

Response:


         Midland proposes to comply with comment no. 20 by amending the introductory paragraph of the section entitled "Factors Considered in Determining Fairness" beginning on page 8 to read as follows:


                  Summary. Midland and the other Filing Persons considered various factors in analyzing the fairness of the proposed merger. Each of these factors is discussed in greater detail below. The Filing Persons share the same economic interest in the transaction, and have considered the same factors in analyzing the fairness of the proposed merger. Each Filing Person shares the same purpose and reasons for causing Midland Acquisition to enter into the proposed merger, which are discussed above in "Purpose, Alternatives, Reasons and Effects." In summary, the factors that favor the merger transaction for Midland and the other Filing Persons were:

         Midland believes that the changes made to the section of the Schedule 13E-3 entitled "Purpose, Alternatives, Reasons and Effects" as amended pursuant to Midland's responses to comments 18 and 19 above, expand the disclosure of each filing person's position on the purpose and reason for entering into the proposed transaction.

21. WE REISSUE COMMENT 20. IN RESPONSE TO ITEM 1013(d) OF REGULATION M-A, DISCLOSE THE BENEFITS AND DETRIMENTS OF THE TRANSACTION FOR EACH OF:
         (i) THE COMPANY; (ii) THE AFFILIATES; AND (iii) THE UNAFFILIATED SECURITY HOLDERS OF THE COMPANY. QUANTIFY YOUR RESPONSES AS MUCH AS POSSIBLE. SEE INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A.

Response:

         Midland proposes to comply with comment no. 21 by amending the bullet points appearing under "Factors Considered in Determining Fairness" to read as follows:

         The factors that tend to favor the merger are:

         o UNIFAB's financial condition is extremely poor, and the merger will help UNIFAB to economize its financial resources by saving approximately

                  $250,000 annually related to the UNIFAB's historical costs of compliance with the federal securities laws, plus $500,000 in initial expenses and $350,000 in annual expenses associated with compliance with enhanced reporting provisions of the federal securities laws that will apply beginning in fiscal 2005. Saving these resources will benefit both UNIFAB and Midland, as its sole shareholder after the merger, but will not benefit the minority shareholders of UNIFAB who will cease to have an economic interest in the company going forward.

         o Chaffe & Associates, an independent financial consulting firm experienced in the valuation of businesses such as UNIFAB, has delivered its opinion to Midland that the price to be paid in the merger is fair to the shareholders of UNIFAB, from a financial point of view, and is in fact substantially above the fair value of the common stock of UNIFAB. This factor benefits the minority shareholders of UNIFAB insofar as, in the opinion of Chaffe & Associates, the shareholders would not recover equivalent value were UNIFAB to be liquidated or sold to a third-party buyer. This factor does not benefit UNIFAB or Midland.

         o The merger is structured as a short-form merger, consistent with Louisiana law that preserves for minority shareholders the right to exercise dissenters' rights. If the merger were structured in another manner, minority shareholders would not have such rights. This factor benefits minority shareholders and is a detriment to UNIFAB and Midland, which would be the defendants in any lawsuit brought to exercise dissenters' rights.

         o While the reported sale prices and reported bid and asked prices of UNIFAB common stock have been in excess of the merger price over the past year, Midland believes that the market for UNIFAB common stock is so illiquid that all minority shareholders of UNIFAB would not be able to sell their shares within a short period of time at or above the currently reported market price. The proposed merger offers all minority shareholders the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the minority shareholders of UNIFAB.

            The factors that tend not to favor the merger are:

         o Minority shareholders of UNIFAB have not been represented in negotiations with Midland, either by the board of directors of UNIFAB (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of minority shareholders. This factor, which is inherent in the short-form merger process, is a detriment to minority shareholders.

         o The price to be paid in the merger is below the average trading price of shares of UNIFAB common stock, as reported by Yahoo, during the past year. This factor tends to suggest that the merger is not favorable for minority shareholders.

         o Midland will pay less than $500,000 in the merger, which is approximately the cost of initial compliance with the Sarbanes-Oxley Act. If UNIFAB continues as a going concern in the future, Midland and UNIFAB will be the sole beneficiaries of the cost savings that result from going private.

         o Should conditions in the offshore fabrication industry improve and UNIFAB's financial condition improve, the minority shareholders of UNIFAB will not participate in any increase in value of their investment in UNIFAB; under such circumstances, only Midland would benefit by an increase in the value of UNIFAB. On the other hand, should conditions in the offshore fabrication industry deteriorate and UNIFAB's financial condition does not improve, only Midland will bear the burden of further loss of value, which would benefit the minority shareholders of UNIFAB.

22. WE REISSUE COMMENTS 21 AND 22. PLEASE KEEP IN MIND IN DRAFTING YOUR RESPONSE THAT THE FACT THAT MIDLAND OWNS 90% OF THE STOCK HAS NO BEARING ON WHETHER THE TRANSACTION IS FAIR. IN YOUR DISCLOSURE REGARDING FAIRNESS DETERMINATIONS MADE BY FILING PERSONS, STATE WHETHER EACH FILING PERSON HAS DETERMINED THAT THE PROPOSED TRANSACTION IS PROCEDURALLY FAIR DESPITE THE ABSENCE OF THE SAFEGUARDS IDENTIFIED IN
         ITEM 1014(c) OF REGULATION M-A, THE APPROVAL OF THE UNAFFILIATED SECURITY HOLDERS, AND ITEM 1014(d) OF REGULATION M-A, THE APPOINTMENT OF AN UNAFFILIATED REPRESENTATIVE TO NEGOTIATE ON BEHALF OF THE UNAFFILIATED SECURITY HOLDERS. THE CONCLUSORY STATEMENTS INCLUDED IN YOUR DISCLOSURE REGARDING PROCEDURAL FAIRNESS ON PAGE 10 OF YOUR FILING DO NOT ADDRESS THIS POINT.

Response:


         Midland proposes to comply with comment no. 22 by amending the first and second paragraphs on page 10 to read, in their entirety, as follows:


                  Procedural Fairness. The Filing Persons, for the specific reasons set forth below, have determined that the merger is procedurally fair to the unaffiliated shareholders of UNIFAB. In making such determination, the Filing Persons considered that Louisiana law grants to all 90% shareholders the right to effect a short-form merger in a unilateral fashion, without any requirement that the terms of the merger be negotiated with the minority shareholders or that the minority shareholders, either through the company's board of directors or through any other type of representative, have any impact on the terms of the transaction.

                        The Filing Persons believe that Louisiana's short-form
                  merger statute is procedurally fair to minority shareholders because it allows them to exercise dissenters' rights and demand "fair value" for their shares as determined by a court. (See "Special Factors - - Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on pages 2 and 24, respectively, of this Schedule 13E-3.) If Midland were to effect the merger using Louisiana's ordinary corporate merger statute, minority shareholders would not have the right to dissent from the merger. The Louisiana legislature thus balanced the interests of majority and minority shareholders by allowing the holder of an overwhelming majority of shares to act unilaterally, but at the same time preserving the rights of the minority to a hearing before an independent judge. Accordingly, although the minority shareholders of UNIFAB have not had the protections that could have been available from a process of negotiation between Midland and independent representatives of the minority shareholders, they do have protections afforded by Louisiana law. In fact, Midland chose the short-form merger approach, instead of the regular merger approach, in part to preserve for minority shareholders a right to dissent. The Filing Persons believe that this Schedule 13E-3, together with UNIFAB's public filings, contain relevant information to permit shareholders of UNIFAB who are unaffiliated with Midland to determine whether to accept the merger price or to exercise their dissenter's rights with respect to their shares of UNIFAB common stock.

23. WE NOTE YOUR RESPONSE TO COMMENT 23. WE FURTHER NOTE IN THIS REGARD THAT THE ISSUER IS A FILING PERSON AND THE BOARD OF THE ISSUER MUST MAKE THE REQUIRED DETERMINATIONS WITH RESPECT TO FAIRNESS. IF THE BOARD DID NOT MAKE ANY FAIRNESS DETERMINATION, YOU SHOULD STATE THAT AND THE REASONS THEY DID NOT IN THE DISCLOSURE. FURTHER, THE FILING PERSONS APPEAR TO HAVE CONCLUDED THAT WHENEVER THE ANALYSIS YIELDED A ZERO VALUE, THE ANALYSIS NECESSARILY IMPLIED THAT THE MERGER CONSIDERATION WAS FAIR. EXPAND YOUR DISCUSSION TO EXPLAIN IN GREATER DETAIL WHY THE FILING PERSONS AND THE BOARD REACHED THE CONCLUSIONS THEY DID, AND TO STATE SPECIFICALLY HOW THE BOARD DETERMINED THE TRANSACTION TO BE FAIR. IF EITHER THE FILING PERSONS' OR THE BOARD'S CONCLUSION WAS THAT ONE OR MORE OF THE OMITTED FACTORS WERE MATERIAL, PLEASE DISCLOSE THE BASES FOR SUCH CONCLUSIONS. SEE Q & A NO. 21 IN SEC RELEASE NO. 17719 (APRIL 13, 1981).

Response:


         Midland proposes to address comment no. 23 by adding a paragraph to page 9 as the fourth paragraph on the page, to read in its entirety as follows:


                      After performing its analyses, Chaffe & Associates
                  determined that UNIFAB common stock had no fair value. This finding is not surprising to Midland in light of the facts that:

         o At June 30, 2004, UNIFAB had a $4.7 million deficit in shareholders' equity, so UNIFAB common stock had a negative book value;

         o UNIFAB has not had positive earnings since 1999 and its current budget does not project positive earnings for the foreseeable future; and

         o UNIFAB does not have positive cash flow and its current budget does not project positive cash flow for the foreseeable future.


                  The Filing Persons determined that Midland would pay $.20 per share in the proposed merger even though the Filing Persons agree with, and expressly adopt as their own, the approach, reasoning and conclusions of Chaffe & Associates. Midland believes that $.20 per share is a fair price because it is in excess of the actual fair value of UNIFAB common stock. Midland arrived at this price in part because the aggregate price to be paid in the short form merger represents part of the savings that UNIFAB will realize in the short term by becoming a private company (based upon Midland's estimate that compliance has generally cost UNIFAB approximately $250,000 per year, and compliance with Sarbanes-Oxley would cost approximately $500,000 in 2005), offset by the estimated legal fees and other costs that Midland estimates will be incurred in connection with the going-private transaction. Additionally, Midland believes that paying a merger price that is $.20 per share above the fair value of UNIFAB common stock should reduce the risk that shareholders would dissent from the proposed merger.


24. PLEASE REVIEW YOUR DISCLOSURE IN RESPONSE TO COMMENT 24 TO INCLUDE A FULL RANGE OF PRICE DATA FOR THE PAST YEAR. IN ADDITION, PLEASE REVISE TO ADDRESS THE DISPARITY BETWEEN THE PRIOR PURCHASE PRICES AND THE MERGER CONSIDERATION, INCLUDING MIDLAND'S EXERCISE OF OPTIONS AT A PRICE OF $3.50 IN CONNECTION WITH THE 2003 TRANSACTION.

Response:


         Midland proposes to comply with comment no. 24 by amending the eleventh paragraph on page 9 of the Schedule 13E and by adding two new subsequent paragraphs which read, in their entirety, as follows:

                  Average Market Prices for UNIFAB Common Stock. The Filing Persons are aware that during the past year, shares of UNIFAB common stock have traded at an average price substantially in excess of the $0.20 per share price to be paid in the merger. For example, on November 11, 2004, shares of UNIFAB common stock traded at $.30 per share, on the over-the-counter market, as reported by Yahoo.com. Yahoo reports that UNIFAB common stock has traded in a range between $.30 and $14.60 in the 52-week period ended December 30, 2004. The Filing Persons do not believe that the average trading price or any particular trading price of UNIFAB common stock over the past year has been representative of the value of UNIFAB common stock. Instead, the Filing Persons adopt the analysis of Chaffe & Associates as to the value of UNIFAB common stock. The Filing Persons can offer no explanation why shares of UNIFAB common stock have traded at prices substantially above $.20 while UNIFAB's financial statements have included a "going concern" qualification and UNIFAB's balance sheet has shown negative shareholder equity.

                        In September 2004, Midland converted a portion of its
                  convertible debenture into UNIFAB common stock at a conversion price of $3.50 per share. Midland converted only that portion of the debenture that allowed Midland's common stock ownership to exceed 90%, thereby making the short-form merger procedure available. One effect of the partial conversion of Midland's debenture was to decrease UNIFAB's debt, thereby increasing its shareholder equity. This increase in shareholder equity was taken into account by Chaffe & Associates in arriving at its valuation of UNIFAB common stock. The conversion price of the debenture was arrived at by arms' length negotiations between UNIFAB and Midland in April 2002, and was established by contract at that time. The conversion price represented the per share market price of UNIFAB's common stock at the time the convertible debenture agreement was executed (as adjusted for a later 10-to-1 reverse stock split). Because the conversion price was established years before the actual conversion, the conversion price was not reflective of the fair value of UNIFAB common stock on the date of conversion.

25. REVISE YOUR RESPONSE TO COMMENTS 27 AND 38 TO NAME THE APPRAISER, QUANTIFY THE APPRAISALS, AND FURNISH US WITH COPIES OF ALL REPORTS, OPINIONS AND APPRAISALS THE FILING PERSONS RECEIVED. IN ADDITION, FURNISH US WITH COPIES OF THE INTERNALLY GENERATED INFORMATION THAT WAS FURNISHED TO CHAFFE. QUANTIFY YOUR DISCLOSURE REGARDING BREAKUP AND LIQUIDATION ANALYSIS.

Response:


         Midland is supplementally furnishing the Staff with both equipment appraisals and internally generated information by UNIFAB, furnished to Chaffe & Associates, in connection with its engagement. Midland proposes to further comply with comment no. 25 by revising the first paragraph on page 17 to read, in its entirety, as follows:


                        Chaffe & Associates performed two breakup/liquidation
                  analyses, one assuming an orderly liquidation of UNIFAB and one assuming a forced sale liquidation. Both analyses were based on UNIFAB's June 30, 2004 balance sheet adjusted for projected operating losses through August 30, 2004, and both assumed the receipt of a potential federal income tax recovery anticipated in the third quarter of 2004. Also, both were based on the following three independent appraisals of certain UNIFAB property, plant and equipment, and a fourth independent limited appraisal listed further below, updating the earlier appraisals. The three independent appraisals are as follows:
                  An appraisal of machinery performed by WFA/Collateral Review Services, Inc., dated February 19, 2002 (finding an orderly liquidation value ("OLV") of $12,468,385 and a forced sale liquidation value ("FSLV") of $9,400,830); an appraisal of leasehold property referred to as UNIFAB West performed by Appraiser Associates of Louisiana, dated October 5, 2001 (finding a market value of the leasehold estate "as is" of $5,000,000 and a disposition value of the leasehold estate of $3,500,000); and an appraisal of properties at the Port of Iberia performed by Argote, Derbes, Graham, Shuffield & Tatje, Inc., dated October 22, 2001 (finding a current market value in "as in condition" of $12,000,000; a market value as separate, standalone properties of $14,136,000; and a disposition value in "as in condition" of $7,765,000). Chaffe & Associates also relied on internally generated information provided by UNIFAB's management relative to assets that were disposed of or missing, and a fourth independent appraisal performed by WFA/Collateral Review Services, Inc., which was a limited purpose appraisal dated October 5, 2004, on certain primary machinery and equipment assets, finding an OLV of $5,410,000 and an FSLV of $4,315,000). Additionally, Chaffe & Associates, with the consent of Midland, relied on the accuracy and completeness of the appraisals, however, Chaffe & Associates noted the age of the three appraisals and remains concerned that market conditions may be substantially different at present than at the time of the appraisals.

26. YOUR RESPONSE TO COMMENT 29 SHOULD INCLUDE INFORMATION CONCERNING PRIOR OFFERS FOR THE COMPANY, AND SHOULD EXPLAIN WHY THE BOARD DID NOT APPROACH ANY OTHER POTENTIAL BUYERS. PLEASE REVISE.

Response:


         Midland proposes to comply with comment no. 26 by inserting the following paragraphs as the seventh, eighth and ninth paragraphs on page 9 of the Schedule 13E:


                        During the past year, Midland has considered various
                  alternatives for maximizing the value of its investment in UNIFAB, and Midland's representatives on the Board of Directors of UNIFAB have considered various alternatives for preserving value for other minority shareholders in UNIFAB. For example, since Midland engaged the firm of Chaffe & Associates, Inc. to consider the fairness of the proposed merger transaction, UNIFAB has engaged in discussions with Dynamic Industries, Inc. and representatives of The Shaw Group regarding the acquisition of UNIFAB. Those discussions ceased because, as Midland's representatives on the Board of Directors of UNIFAB appreciated their positions, neither Dynamic Industries nor The Shaw Group has offered any transaction that would provide value to UNIFAB's common shareholders. Midland believes that any potential acquirer would apply substantially the same analysis that Chaffe & Associates applied in their determination that UNIFAB's common stock has no value at this time. Midland believes that the proposed merger is more favorable to shareholders of UNIFAB than would be any transaction involving a sale or liquidation of UNIFAB (whether pursuant to federal bankruptcy laws or otherwise) in which the common stock of UNIFAB would not receive any value.

                        Midland's representatives on the board of directors of
                  UNIFAB have also considered opportunities to sell portions of UNIFAB. On September 7, 2004, UNIFAB engaged a broker to try to sell its Lake Charles and Allen Process Systems facilities.

                      While Midland currently intends to take UNIFAB private
                  through a short-form merger, until the time that the merger is effected, Midland will consider any other alternative that would maximize shareholder value and yield more than $.20 per share for the common shareholders of UNIFAB.

Reports, Opinions, Appraisals and Negotiations, page 11

27. WE REISSUE COMMENT 35. IN YOUR DISCUSSION OF CHAFFE & ASSOCIATES' ASSUMPTIONS UNDERLYING THE EFFECTS OF THE PROPOSE MERGER, YOU NOTE THAT THE ASSUMPTION WITH RESPECT TO THE CONVERSION PRICE FOR THE CONVERTIBLE DEBENTURES WAS $3.50 PER SHARE. DISCLOSE HOW THE BOARD WAS ABLE TO RECONCILE THIS APPARENT DISPARITY WITH THE MERGER PRICE OF $0.20 PER SHARE.

Response:


         Midland proposes to comply with comment no. 27 by amending the fourth paragraph on page 14 to read, in its entirety, as follows:


                      The conversion price of the debentures was established by
                  arms' length negotiations between UNIFAB and Midland in April 2002, and was established by contract at that time. The conversion price represented the per share market price of UNIFAB's common stock at the time the convertible debenture agreement was negotiated (as adjusted for a later 10-to-1 reverse stock split). Because the conversion price was established years before the actual conversion, the conversion price was not reflective of the fair value of UNIFAB common stock on the date of conversion.

28.      AMEND YOUR DOCUMENTS TO INCLUDE THE RESPONSE TO COMMENT 37 IN THE
         DISCLOSURE.

Response:


         Midland's response to comment 37 of the Staff's November 3, 2004 letter is now set forth as the fourth paragraph on page 15.


29. WE NOTE YOUR RESPONSE TO COMMENT 39. REVISE YOUR DISCLOSURE TO SPECIFICALLY STATE HOW THE TRANSACTION IS FAIR TO THE UNAFFILIATED SHAREHOLDERS ABSENT THE VARIOUS METHODOLOGIES AND ANALYSES YOU DISCUSS. QUANTIFY YOUR RESPONSE AS MUCH AS POSSIBLE.

Response:


         Midland proposes to comply with comment no. 29 by adding a new paragraph as the fourth paragraph on page 18, which reads as follows:


                        Accordingly, the methodologies used in a discounted cash
                  flow analysis and a comparable transaction analysis do not yield a suitable comparison between UNIFAB, which has no positive cash flow or earnings, and UNIFAB's competitors, which do have cash flow and earnings. Despite its inability to use these methodologies in assessing the fair value of UNIFAB, Chaffe & Associates



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


                  concluded that the merger price is fair because any price in excess of $0 is, in the opinion of Chaffe & Associates, a fair price to pay for the stock of a company with negative equity (negative book value per share) and that has historical losses and continues to project negative cash flow and negative earnings for the foreseeable future.

         We hope that the foregoing has been responsive to the comments you have raised. If you have any questions or further comments, please call the undersigned at (504) 585-0331. In my absence, please ask to speak to Price Wilson.

                                   Sincerely,



                                   Virginia Boulet




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